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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                         Career Education Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    common stock, par value $.01 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                 141665 10 9
        _______________________________________________________________
                                (CUSIP Number)

                   Charles P. Brissman, Esq. (312/441-6798)
  Heller Equity Capital Corporation, 500 W. Monroe St., Suite 1900, Chicago,
                                Illinois 60661
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 17, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 11 Pages
                                 One Exhibit

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9               13D                  PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       The Fuji Bank, Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Japan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             none

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      none

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BK
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9               13D                  PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Fuji America Holdings, Inc. (36-4200926)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             none

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      none

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9               13D                  PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Heller Financial, Inc. (36-1208070)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             none

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      none

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9               13D                  PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Heller Equity Capital Corporation (13-3055750)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,562,007

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              1,562,007

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       1,562,007

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 141665109                                                 Page 6 of 11


                            ADDENDUM TO COVER PAGES
                            -----------------------


This Amendment Number 2 to Schedule 13D (this "Amendment No. 2") is filed by The Fuji Bank, Limited, a Japanese banking corporation ("Fuji"), Fuji America Holdings, Inc., a Delaware corporation which is a wholly-owned subsidiary of Fuji ("FAHI"), Heller Financial, Inc., a Delaware corporation which is a majority-owned subsidiary of FAHI ("HFI"), and Heller Equity Capital Corporation, a Delaware corporation which is a wholly-owned subsidiary of HFI ("HECC"). On February 3, 1998, Career Education Corporation, a Delaware corporation of which HECC was then the majority stockholder (the "Company"), consummated an initial public offering (the "IPO") of its common stock, par value $.01 per share (the "Common Stock"). In connection with the consummation of the IPO, the Company registered the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"). Consequently, HECC became the owner of in excess of five percent of a class of equity security (the Common Stock) registered under Section 12 of the Act. Accordingly, Fuji, FAHI, HFI and HECC filed a Schedule 13D with respect to the Common Stock (the "Initial
Schedule 13D") electronically with the Securities and Exchange Commission (the "Commission") on February 23, 1998.

On January 19, 1999, the Company filed with the Commission a Registration Statement on Form S-1 (registration number 333-70747) for a secondary offering (the "Secondary Offering") of the Common Stock in which HECC proposed to sell up to 1,086,937 shares of the Common Stock it owned. An amendment to the Initial
Schedule 13D was filed on January 17, 1999 in connection with the preparation of the Registration Statement ("Amendment No. 1"). That Registration Statement was declared effective by the Commission on March 17, 1999. The Company completed the Secondary Offering on March 23, 1999 in which HECC sold 987,937 shares. After consummation of the Secondary Offering, HECC is the beneficial owner of 1,562,007 shares of Common Stock. This Amendment No.2 reflects that change in ownership.

     As was the case with the Initial Schedule 13D and Amendment No. 1, thereto, Fuji, FAHI and HFI join HECC in filing this Amendment No. 2 solely because of their status as indirect parent companies (in the cases of Fuji and FAHI) and direct parent company (in the case of HFI) of HECC. Fuji, FAHI and HFI declare that the filing of this Amendment No. 2 is not an admission by Fuji, FAHI or HFI that it is the beneficial owner of any of the Company's securities for purposes of Sections 13(d) or 13(g) of the Act, and Fuji, FAHI and HFI expressly disclaim beneficial ownership of any of the Company's securities.

CUSIP No. 141665 10 9                                          Page 7 of 11


Item 1. Security and Issuer
        -------------------

          This Schedule 13D relates to the Common Stock of the Company. According to the final prospectus for the Secondary Offering, the Company's principal executive offices are located at 2800 West Higgins Road, Suite 790, Hoffman Estates, Illinois 60195.

Item 2. Identity and Background
        -----------------------

          Item 2 is not amended or supplemented.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

Item 3 is amended to read in its entirety as follows:

          Following the consummation of the IPO, HECC owned 2,549,944 shares of Common Stock (the "HECC Shares"). In connection with the consummation of the Secondary Offering reported hereunder, HECC sold 987,937 of the HECC Shares and received net proceeds of $27,074,413.48 in cash. In connection with the Secondary Offering HECC paid to the various Underwriters (as defined in Item 6, hereto) involved in the Secondary Offering a total of $1,575,760.00 in discounts and commissions. HECC retained 1,562,007 shares of Common Stock which, according to the final prospectus for the Secondary Offering represents 20.8% of the outstanding shares of the Common Stock of the Company. Subsequently, taking into account 280,000 shares sold by the Company in connection with the exercise by the Underwriters (as defined) of the over-allotment on March 18, 1999, HECC understands that their holdings thereafter represented 20.1% of the outstanding shares of the Common Stock of the Company. In connection with the consummation of the IPO, the Company granted stock options (the "HECC Directors' Stock Options") to acquire 16,000 shares of Common Stock to Thomas B. Lally (with respect to 8,000 shares of Common Stock) and Patrick K. Pesch (also with respect to 8,000 shares of Common Stock), both of whom are executive officers of HECC and serve as directors of the Company, pursuant to the Company's 1998 Non-Employee Directors' Stock Option Plan. None of HECC, Mr. Lally and Mr. Pesch paid any separate consideration for the HECC Directors' Stock Options. The HECC Directors' Stock Options are exercisable with respect to one-third of the underlying shares of Common Stock on each of the date of grant (January 28, 1998) and the first two anniversaries thereof. Under an arrangement entered into among HECC and Messrs. Lally and Pesch after the IPO, the HECC Directors' Stock Options, if exercised, will be exercised for the respective benefit of Mr. Lally or Mr. Pesch, as the case may be, and not HECC. Accordingly, the 1,562,007 shares of Common Stock reported in this Schedule 13D (as amended) as beneficially owned by HECC includes only the

                                                                    Page 8 of 11
CUSIP No. 141665 10 9


          HECC Shares and not 10,666 additional shares of Common Stock for which the HECC Directors' Stock Options are currently exercisable.


Item 4. Purpose of Transaction
        ----------------------

Item 4 is amended to read in its entirety as follows:

          HECC has acquired the HECC Shares for investment purposes, and may sell some or all of the remaining HECC Shares from time to time in the future (subject to the terms of the Underwriting Agreement (as defined in Item 6 below), the Registration Rights Agreement (as also defined in Item 6 below), if applicable, and applicable state and federal securities laws). None of Fuji, FAHI, HFI and HECC has any current plans which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company (except as provided for in the Board Representation Agreement (as defined in Item 6 below)); (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

Subparagraphs (a), (b) and (c) of Item 5 are amended to read in their entirety a follows:

               (a) According to the final prospectus for the Secondary Offering, after giving effect to the Secondary Offering, the Company had 7,498,046 outstanding shares of Common Stock and HECC beneficially owned 1,562,007 shares of the Common Stock, or 20.8% of the outstanding Common Stock. After exercise of the over-allotment by the
Underwriters in connection with the Secondary Offering, HECC understands that the Company has 7,778,046 outstanding shares of Common Stock and HECC beneficially owned 20.1% of that amount.

CUSIP NO. 141665 10 9                                       Page 9 of 11



               (b) HECC has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, 1,562,007 shares of Common Stock.

               (c) HECC effected the sale transaction involved in the consummation of the Secondary Offering, selling 987,937 shares of the Common Stock on February 23, 1999. None of Fuji, FAHI and HFI has effected any other transactions in the Common Stock during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationship
 With Respect to Securities of the Issuer
 ---------------------------------------


Item 6 is amended to read in its entirety.

In connection with the IPO, HECC and the Company were parties to a letter agreement, dated January 27, 1998 (the "Board Representation Agreement"), which entitled HECC to designate two individuals for nomination to the Company's Board of Directors. Mr. Lally and Mr. Pesch were HECC's initial designees pursuant to the Board Representation Agreement, and they currently serve as directors of the Company. Pursuant to the Board Representation Agreement, the Company agreed to solicit proxies from the Company's stockholders to vote in favor of such designees, and to appoint such designees to the Compensation and Audit Committees of the Company's Board of Directors. The number of designees is reduced to one once HECC no longer owns in excess of 25% of the aggregate voting power of the Company. The Board Representation Agreement terminates if HECC no longer owns at least 10% of the aggregate voting power of the Company. Upon consummation of the Secondary Offering, HECC's ownership dropped below the 25% threshold and HECC now is provided one designee to the Board of Directors. Nonetheless, the Board of Directors of the Company nominated Mr. Pesch for re-election to the Board of Directors of the Company. A copy of the Board Representation Agreement was attached as Exhibit 2, to the initial filing of this Form 13D on February 12, 1998 and is incorporated by reference into this
Item 6.

HECC and the Company are also parties to that certain Registration Rights Agreement, dated as of February 3, 1998 (the "Registration Right Agreement"), which entitles HECC, subject to certain exceptions, to demand that the Company register shares of Common Stock held by HECC on up to three occasions and to cause the Company to register such shares in any registration by the Company for the Company's own account or for the account of other security holders. In addition, at any time that the Company is eligible to use Securities and Exchange Commission Form S-3 for registration of securities, the Registration Rights Agreement entitles HECC, subject to certain exceptions, to cause the Company to register shares of Common Stock held by HECC on a registration statement on Form S-3. The HECC Shares and any shares of Common Stock acquired by HECC as a result of the exercise, for HECC's benefit, of the HECC Directors' Stock Options are covered by the Registration

CUSIP No. 141665 10 9                                              Page 10 of 11


Rights Agreement. A copy of the Registration Rights Agreement is attached as
Exhibit 3, and is incorporated by reference into this Item 6.

In connection with the consummation of the Secondary Offering HECC executed an Underwriting Agreement, dated March 17, 1999 (the "Underwriting Agreement") substantially in the form attached hereto as Exhibit 6 between the various selling stockholders included therein, the Company, Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., and Legg Mason Wood Walker, Incorporated, as representatives of the underwriters of the Secondary Offering (the "Underwriters"). Included within the Underwriting Agreement is HECC's agreement, subject to certain exceptions, not to effect any transactions in the Common Stock for a period of 90 days from March 17, 1999 (the date of the initial offering of Securities in the Secondary Offering) without the prior written consent of Credit Suisse First Boston Corporation. A copy of the Underwriting Agreement is attached as Exhibit 1, and is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits
        --------------------------------

Item 7 is amended by adding Exhibit 6, as follows.

Exhibit 6: Underwriting Agreement, substantially in the form which was executed between HECC, the various other selling stockholders listed therein, the Company and Credit Suisse First Boston Corporation, and Salomon Smith Barney Inc., and Legg Mason Wood Walker, Incorporated, as representatives of the various underwriters on March 17, 1999.


                           [signature page follows]

CUSIP No. 141665 10 9                                              PAGE 11 of 11


                                  SIGNATURES


          After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


February 25, 1999        THE FUJI BANK, LIMITED



                        By:
                           --------------------------------
                           Debra H. Snider
                           Attorney-in-Fact (under Power of Attorney
                            filed as Exhibit 5 to the Initial Schedule 13D)


                        FUJI AMERICA HOLDINGS, INC.


                        By:
                           --------------------------------
                           Debra H. Snider
                           Secretary



                        HELLER FINANCIAL, INC.



                        By:
                           --------------------------------
                           Debra H. Snider
                           Executive Vice President, Chief Administrative
                            Officer, General Counsel and Secretary


                        HELLER EQUITY CAPITAL CORPORATION



                        By:
                           --------------------------------
                           Patrick K. Pesch
                           Senior Vice President